SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Voya Prime Rate Trust

(Name of Registrant as Specified In Its Charter)

Saba Capital Management, L.P.

Saba Capital CEF Opportunities 1, Ltd.

Boaz R. Weinstein

Aditya Bindal

Peter Borish

Karen Caldwell

Charles Clarvit

Ketu Desai

Kieran Goodwin

Andrew Kellerman

Neal Neilinger

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

On June 1, 2020, Saba Capital Management, L.P. sent a letter to shareholders of Voya Prime Rate Trust (the “Fund”), which also included additional information about the 2020 annual meeting of shareholders of the Fund (the "Annual Meeting"), including the date, time, and place of the Annual Meeting.

FELLOW SHAREHOLDERS – NOW IS THE TIME TO VOTE FOR CHANGE

Over the next few weeks, you will be asked to make a very important decision regarding your investment in Voya Prime Rate Trust (Ticker: PPR).

First, the facts: Morningstar has repeatedly given PPR the worst rating in its categoryi. In the table below is a reason why – the massive underperformance that has diminished the value of your investment.

Period	Underperformance Vs. Benchmarkii
5 Year	-14.3%
10 Year	-18.9%
20 Year	-46.7%

The Board tells you it’s because PPR “prioritizes risk management” and is “designed to seek to do better in periods of increased risk”iii. Well, as we sit in the middle of a global pandemic – undoubtedly a period of increased risk – look at how Voya has performed.

Year-To-Date Performance Vs. Benchmark	-10.7%

Consistent with Voya’s poor long-term track record, this year it underperformed again. When the market goes up, Voya underperforms, when the market goes down, Voya underperforms. The reason is not just poor investment decisions. It is also because the share price of PPR has traded below its net asset value every single day since November 2013.

You are probably wondering why the Board, mandated to protect your investment, hasn’t made critical changes. It could ask Voya to take a management fee cut. It could merge PPR into a nearly identical Voya open-ended fund – a step recently taken by BlackRock for two of its funds as a way to immediately raise the share price to full net asset value, and lower the expense ratio.

Unlike you, there isn’t a single Board member that has a dime invested in PPR. They don’t lose any money when Voya underperforms and they don’t pay Voya’s high fees each year like you do. The Board is paid hundreds of thousands of dollars each year to sit on the boards of PPR and dozens of other Voya funds. Below is a list of the current Trustees.

Name of Trustee	Total Compensation from Voya Funds	Shares Owned of Voya Prime Rate Trust (PPR)iv
Colleen D. Baldwin	$360,000 each year	None
John V. Boyer	$430,000 each year	None
Patricia W. Chadwick	$360,000 each year	None
Martin J. Gavin	$360,000 each year	None
Joseph E. Obermeyer	$360,000 each year	None
Sheryl K. Pressler	$395,000 each year	None
Christopher P. Sullivan	$360,000 each year	None
Dina Santoro	Voya Employee – undisclosed	None

If all of this weren’t enough, here’s the worst part: on April 13th, Voya in effect took away your right as a shareholder to elect a new board! In something more akin to a dictatorship, Voya massively changed the election rules out of fear that they would lose a free election. From the winner needing 50.01% of votes, the winner now would need 60% of all shares. In contested elections historically there is roughly 60% voter turnout, which would mean that even if Saba’s nominees received 99% of the votes, and Voya’s nominees just 1% of the votes, Voya would still win.

It’s incumbent on all of us to send a message that Voya – a firm with $217 billion under management – cannot trap their investors, big or small, in high-fee poorly performing funds. If Saba’s nominees receive a large majority of the votes, Voya will be faced with the challenge of ignoring the clear will of shareholders. Furthermore, in addition to the Board vote, there are two additional important shareholder proposals put forward by Saba that we estimate have a high chance of success. Passing these proposals can help fix decades of underperformance by reducing fees and expenses and quickly increasing the share price of PPR to its published net asset value.

As the largest investor in PPR, our interests are fully aligned with yours.

Please vote the GOLD proxy card today so we can increase the share price of PPR in the short-term and long-term.

i Voya Prime Rate Trust, Annual Report, 2/29/20

ii Portfolio (Market Price) vs. S&P LSTA Leveraged Loan Index, Bloomberg, L.P. 4/30/2020

iii Voya Prime Rate Trust, DEFC14A 5/11/20

iv Voya Prime Rate Trust, DEFC14A 5/11/20

DATED June 1, 2020

Voya Prime Rate Trust

__________________________

SUPPLEMENT TO THE PROXY STATEMENT OF

Saba Capital Management, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

The following supplements and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the "SEC") on May 8, 2020 (the "Saba Proxy Statement") by Saba Capital Management, L.P. and certain of its affiliates ("Saba") in connection with its solicitation of proxies (the "Proxy Solicitation") from the shareholders of Voya Prime Rate Trust, a Massachusetts business trust and a closed-end management investment company registered under the Investment Company Act of 1940 (the "Fund").

Except as described in this supplement, the information provided in the Saba Proxy Statement continues to apply and this supplement should be read in conjunction with the Saba Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Saba Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Saba Proxy Statement. If you need another copy of the Saba Proxy Statement, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090, or banks and brokers may call collect at (203) 972-9300.

Supplemental Disclosures

According to the Fund's proxy statement, the Annual Meeting is scheduled for 2:00 p.m., local time, on July 9, 2020 at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258-2034. The Record Date for the Proxy Solicitation has been fixed as the close of business on April 24, 2020. As of the Record Date, there were 147,787,766 Common Shares outstanding, each of which is entitled to one vote on each Proposal.

Pursuant to Rule 14a-5(c), we have omitted from the Saba Proxy Statement certain disclosure required by applicable law to be included in the Fund's proxy statement in connection with the Proxy Solicitation.  Such disclosure includes information regarding securities of the Fund beneficially owned by the Fund's directors and management; certain stock beneficial ownership of more than 5% of the Fund's voting securities; information concerning the Fund's trustees; information regarding the compensation of named executive officers and trustees; and information concerning the procedures for submitting shareholder proposals and trustee nominations intended for consideration at the 2021 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. With regards to such disclosure, we refer shareholders to the Fund's proxy statement filed by the Fund on Schedule 14A with the SEC on May 11, 2020. We take no responsibility for the accuracy or completeness of information contained in the Fund's proxy statement.

If you have already voted using the Fund's white proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. You may change your proxy instructions or revoke your proxy by following the instructions under "Can I change my vote or revoke my proxy?" copied below. We intend to deliver the Saba Proxy Statement, this supplement, and form of Gold Proxy to holders of at least the percentage of the company's voting shares required under applicable law to carry each of the Proposals described in the Saba Proxy Statement, this supplement, and in the Form of Gold Proxy Card.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

☐	returning a later-dated proxy card either by signing, dating and returning the enclosed GOLD proxy card (the latest dated proxy is the only one that counts);

☐	delivering a written revocation to the secretary of the Fund; or

☐	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own Common Shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke any previously submitted proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting in the form of a "legal proxy" issued in your name from the bank, broker or other nominee that holds your shares. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom toll free at (877) 972-0090 or collect at (203) 972-9300 for assistance or if you have any questions.

IF YOU HAVE ALREADY VOTED USING THE FUND'S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Fund, we request that a copy of any revocation be mailed to Saba Capital Management, L.P., c/o InvestorCom, 19 Old Kings Highway S., Suite 210 • Darien, CT 06820, so that we will be aware of all revocations.

We urge you to sign, date and return the GOLD proxy card to vote "FOR" ALL PROPOSALS.

If you have any questions or require any assistance with voting your proxy card, please contact our proxy solicitor:

19 Old Kings Highway S., Suite 210

Darien, CT 06820
Shareholders Call Toll-Free at: (877) 972-0090

E-mail: Saba@investor-com.com

Form of Gold Proxy Card

Voya Prime Rate Trust

Proxy Card for 2020 Annual Meeting of Shareholders (the "Annual Meeting")

THIS PROXY SOLICITATION IS BEING MADE BY SABA CAPITAL MANAGEMENT, L.P. ("SABA CAPITAL") AND THE INDIVIDUALS NAMED IN PROPOSAL 1 (THE "NOMINEES")

THE BOARD OF TRUSTEES (THE "BOARD") OF VOYA PRIME RATE TRUST IS NOT SOLICITING THIS PROXY

The undersigned appoints Michael D'Angelo, Paul Kazarian, Pierre Weinstein and John Grau and each of them, attorneys and agents with full power of substitution to vote all common shares of Voya Prime Rate Trust, a Massachusetts business trust and a closed-end management investment company registered under the Investment Company Act of 1940 (the "Fund"), that the undersigned would be entitled to vote at the Annual Meeting of shareholders of the Fund which is scheduled for 2:00 p.m., local time, on July 9, 2020 at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, AZ 85258-2034, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to us a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted "FOR ALL" eight of the Nominees listed in Proposal 1, "FOR" Proposal 2 and "FOR" Proposal 3. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

INSTRUCTIONS: FILL IN VOTING BOXES "■" IN BLACK OR BLUE INK

We recommend that you vote "FOR ALL" eight of the Nominees below:

Proposal 1 – Election at the Annual Meeting of the eight individuals nominated by Saba Capital.

Nominees:	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
Aditya Bindal Peter Borish Karen Caldwell Charles Clarvit Ketu Desai Kieran Goodwin Andrew Kellerman Neal Nellinger	❑	❑	❑

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "For All Except" box above and write the name of the nominee(s) from which you wish to withhold in the space provided below.)

We recommend that you vote "FOR" Proposal 2:

	FOR	AGAINST	ABSTAIN
Proposal 2 –Termination of the Management Agreement between the Fund and Voya Investments, LLC, as amended and restated on May 1, 2015 (the "Management Agreement"), and all other advisory and management agreements between the Fund and Voya Investments, LLC.	❑	❑	❑

We recommend that you vote "FOR" Proposal 3:

	FOR	AGAINST	ABSTAIN
Proposal 3 – To request that the Board consider authorizing a self-tender offer for 40% of the outstanding shares of the Fund at or close to net asset value.	❑	❑	❑

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.